PARATEK PHARMACEUTICALS, INC.

75 Park Plaza

Boston, Massachusetts 02116

(617) 807-6600

December 7, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

RE:	Paratek Pharmaceuticals, Inc.
Registration Statement on Form S-3 (File No. 333-221843)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Paratek Pharmaceuticals, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effective date of its Registration Statement on Form S-3 (File No. 333-221843) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that it will be declared effective on December 8, 2017, or as soon as possible thereafter. The Company hereby authorizes Christopher D. Comeau of Ropes & Gray LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would inform Christopher D. Comeau of Ropes & Gray LLP at christopher.comeau@ropesgray.com or (617) 951-7809.

Very truly yours,

PARATEK PHARMACEUTICALS, INC.

By:	/s/ Douglas W. Pagán
Douglas W. Pagán
Chief Financial Officer